

July 6, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the JPMorgan
ActiveBuilders U.S. Large Cap Equity ETF, shares of beneficial interest of J.P. Morgan
Exchange-Traded Fund Trust under the Exchange Act of 1934.

Sincerely,